The RBB Fund, Inc.

615 East Michigan Street

Milwaukee, Wisconsin 53202

May 28, 2021

VIA EDGAR TRANSMISSION

Valerie Lithotomos

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The RBB Fund, Inc. (the “Company”) File Nos.: 033-20827 and 811-05518

Dear Ms. Lithotomos:

The purpose of this letter is to respond to oral comments provided to U.S. Bank Global Fund Services regarding the Company’s Post-Effective Amendment (“PEA”) No. 274 to its Registration Statement on Form N-1A. PEA No. 274 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, on Form N-1A on March 22, 2021. The sole purpose of PEA No. 274 was to register the YieldX Diversified Income ETF, YieldX High Income ETF, and YieldX Short-Term Income ETF (each, a “Fund” and together, the “Funds”) as new series of the Company.

The Company will file a subsequent PEA under Rule 485(b) to update any missing information, respond to Staff comments, and file updated exhibits to the Registration Statement. The Company notes that the names of certain Funds are proposed to be redesignated as follows:

YieldX High Income ETF	à	YieldX Power Saver ETF
YieldX Short-Term Income ETF	à	YieldX Steady Saver ETF

The Company further notes the following changes made to clarify the fee structure of the Funds:

The second paragraph under “Management of the Funds – Investment Adviser” was amended as follows (changed sentences are marked in italics):

“Subject to the overall supervision of the Board, the Adviser manages the overall investment operations of the Funds, primarily in the form of oversight of the Funds’ sub-advisers, pursuant to the terms of an investment advisory agreement between the Company and the Adviser (the “Advisory Agreement”). Under the terms of the Advisory Agreement, each Fund pays the Adviser a unitary management fee that is computed and paid monthly at an annual rate of 0.65%, 0.85%, and 0.59% of the average daily net assets during the month of the YieldX Diversified Income ETF, YieldX Power Saver ETF, and YieldX Steady Saver ETF, respectively. From the unitary management fee, the Adviser retains a percentage of the fee for its advisory services equal to the greater of $40,000 or an amount equal to 0.08% of the Fund’s average daily net assets, calculated quarterly, and pays most of the expenses of the Funds, including the cost of sub-advisory fee to Vident, transfer agency, custody, fund administration, legal, audit and other services. However, under the Advisory Agreement, the Adviser is not responsible for interest expenses, brokerage commissions and other trading expenses, acquired fund fees and expenses, fees and expenses of the independent directors and their independent legal counsel, taxes and other extraordinary costs such as litigation and other expenses not incurred in the ordinary course of business (“Excluded Expenses”). The remainder of the unitary management fee is paid to the Sub-Adviser.”

The last sentence of the first paragraph under “Management of the Funds – Investment Sub-Adviser” was amended as follows:

“Under the sub-advisory agreement, the Sub-Adviser receives a fee from the Adviser equal to the remainder of the unitary management fee not retained by the Adviser for its advisory services and for payment of certain expenses of the Fund, as described in the “Investment Adviser” section, above.”

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Company’s response. The Company notes that the comments apply to each Fund, unless noted otherwise.

1.         Prospectus – Summary Section – Expenses and Fees Table (All Funds)

Staff Comment: Please submit the completed “Fees and Expenses” table and the “Expense Example.”

Response: The completed “Fees and Expenses” table and the “Expense Example” are provided below:

YieldX Diversified Income ETF)

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.65%
Distribution (12b-1) Fees	0.00%
Other Expenses	0.00%
Acquired Fund Fees and Expenses[1]	0.80%
Total Annual Fund Operating Expenses	1.45%
Fee Waiver and/or Expense Reimbursement[2]	-0.20%
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense[2]	1.25%

[1]	“Acquired Fund Fees and Expenses” are based on estimated amounts for the current fiscal year.
[2]	The Fund’s investment adviser, Red Gate Advisers, LLC (the “Adviser”) has contractually agreed to pay, waive or absorb a portion of the Fund’s expenses through the end of December 31, 2022, or such later date as may be determined by the Fund and the Adviser, to the extent necessary to limit operating expenses (excluding brokerage commissions, taxes, interest expense, acquired fund fees and expenses, and any extraordinary expenses) to an amount not to exceed 0.45% annually of average daily net assets of the Fund. If the excluded expenses are incurred, operating expenses may be higher than 0.45%. The Adviser may recover from the Fund fees and expenses previously paid, waived or absorbed for a period of three years after such fees or expenses were incurred, provided that the repayments do not cause operating expenses (excluding brokerage commissions, taxes, interest expense, acquired fund fees and expenses, and any extraordinary expenses) to exceed 0.45% annually of the Fund’s average daily net assets or, if less, the expense limitation that was in place at the time the fees or expenses were paid, waived or absorbed. The expense limitation agreement will terminate automatically if the Adviser is no longer serving as investment adviser to the Fund, but otherwise it can be terminated only by the Board of Directors of The RBB Fund, Inc. (the "Board").

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that: (1) your investment has a 5% return each year, and (2) the Fund’s operating expenses remain the same (taking into account the contractual expense limitation in effect through December 31, 2022). Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$127	$439

YieldX Power Saver ETF

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.85%
Distribution (12b-1) Fees	0.00%
Other Expenses	0.00%
Acquired Fund Fees and Expenses[1]	1.12%
Total Annual Fund Operating Expenses	1.97%
Fee Waiver and/or Expense Reimbursement[2]	-0.48%
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense[2]	1.49%

[1]	“Acquired Fund Fees and Expenses” are based on estimated amounts for the current fiscal year.
[2]	The Fund’s investment adviser, Red Gate Advisers, LLC (the “Adviser”) has contractually agreed to pay, waive or absorb a portion of the Fund’s expenses through the end of December 31, 2022, or such later date as may be determined by the Fund and the Adviser, to the extent necessary to limit operating expenses (excluding brokerage commissions, taxes, interest expense, acquired fund fees and expenses, and any extraordinary expenses) to an amount not to exceed 0.37% annually of average daily net assets of the Fund. If the excluded expenses are incurred, operating expenses may be higher than 0.37%. The Adviser may recover from the Fund fees and expenses previously paid, waived or absorbed for a period of three years after such fees or expenses were incurred, provided that the repayments do not cause operating expenses (excluding brokerage commissions, taxes, interest expense, acquired fund fees and expenses, and any extraordinary expenses) to exceed 0.37% annually of the Fund’s average daily net assets or, if less, the expense limitation that was in place at the time the fees or expenses were paid, waived or absorbed. The expense limitation agreement will terminate automatically if the Adviser is no longer serving as investment adviser to the Fund, but otherwise it can be terminated only by the Board of Directors of The RBB Fund, Inc. (the "Board").

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that: (1) your investment has a 5% return each year, and (2) the Fund’s operating expenses remain the same (taking into account the contractual expense limitation in effect through December 31, 2022). Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$152	$572

YieldX Steady Saver ETF

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.59%
Distribution (12b-1) Fees	0.00%
Other Expenses	0.00%
Acquired Fund Fees and Expenses[1]	0.27%
Total Annual Fund Operating Expenses	0.86%
Fee Waiver and/or Expense Reimbursement[2]	-0.20%
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense[2]	0.66%

[1]	“Acquired Fund Fees and Expenses” are based on estimated amounts for the current fiscal year.
[2]	The Fund’s investment adviser, Red Gate Advisers, LLC (the “Adviser”) has contractually agreed to pay, waive or absorb a portion of the Fund’s expenses through the end of December 31, 2022, or such later date as may be determined by the Fund and the Adviser, to the extent necessary to limit operating expenses (excluding brokerage commissions, taxes, interest expense, acquired fund fees and expenses, and any extraordinary expenses) to an amount not to exceed 0.39% annually of average daily net assets of the Fund. If the excluded expenses are incurred, operating expenses may be higher than 0.39%. The Adviser may recover from the Fund fees and expenses previously paid, waived or absorbed for a period of three years after such fees or expenses were incurred, provided that the repayments do not cause operating expenses (excluding brokerage commissions, taxes, interest expense, acquired fund fees and expenses, and any extraordinary expenses) to exceed 0.39% annually of the Fund’s average daily net assets or, if less, the expense limitation that was in place at the time the fees or expenses were paid, waived or absorbed. The expense limitation agreement will terminate automatically if the Adviser is no longer serving as investment adviser to the Fund, but otherwise it can be terminated only by the Board of Directors of The RBB Fund, Inc. (the "Board").

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that: (1) your investment has a 5% return each year, and (2) the Fund’s operating expenses remain the same (taking into account the contractual expense limitation in effect through December 31, 2022). Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$67	$254

2.         Prospectus – Summary Section – Principal Investment Strategies (All Funds)

Staff Comment: Please state whether the fourth sentence of the first paragraph is inconsistent with the Investment Objective.

Response: The Company supplementally confirms that the fourth sentence of the first paragraph is consistent with the Investment Objective. The sentence explains that to the extent that a Fund invests in an Underlying Fund which does not have income generation as an objective, then the Underlying Fund may not generate as much income as another Underlying Fund whose objective is to generate income. Accordingly, the Company believes that the sentence provides investors with information about possible Underlying Funds and their potential to generate income, and no further changes are required.

3.         Prospectus – Summary Section – Principal Investment Strategies (All Funds)

Staff Comment: The last sentence of the second paragraph uses the phrase “undue risk” when discussing a Fund’s efforts to achieve its yield target. Please provide further disclosure about how the Fund would categorize a risk as “undue” or delete the reference to “undue risk.”

Response: The Company will revise the sentence as follows:

“The Sub-Adviser may elect to maintain a lower yield profile for a period of time if it determines that current short-term market conditions are not advantageous to maintaining the Fund’s stated yield target.”

4.         Prospectus – Summary Section – Principal Investment Risks (All Funds)

Staff Comment: Consider whether the risk factors should be displayed in order of importance of the risk, rather than in alphabetical order.

Response: The Company is not aware of any statute or rule from the Commission that would require the principal risks to be disclosed in any particular order. The Company has considered the Commission’s written guidance on ordering of risks, and the Company believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of a Fund and that each such risk is relevant for investors, and that displaying the risk factors in alphabetical order facilitates finding particular risks and comparing them with other funds. Accordingly, the Company respectfully declines to re-order the risk factors.

5.         Prospectus – Summary Section – Principal Investment Risks (All Funds)

Staff Comment: Given that the Fund may invest in Underlying Funds which may focus on corporate bonds, then please add a corresponding risk factor on corporate bonds.

Response: The Company will make the requested change.

6.         Prospectus – Summary Section – Principal Investment Risks (All Funds)

Staff Comment: Although disclosure concerning COVID-19/pandemic risk is present in the Item 9 disclosure, please provide disclosure within Item 4.

Response: The Company will make the requested change.

7.         Prospectus – Summary Section – Principal Investment Risks (All Funds)

Staff Comment: Since Red Gate Advisers, LLC is a newly-formed investment adviser, please provide a corresponding risk factor.

Response: The Company will make the requested change.

8.         Prospectus – Summary Section – Principal Investment Risks – Preferred Securities Risk (All Funds)

Staff Comment: Given that the Fund may invest in Underlying Funds which may focus on preferred securities, please add further disclosure concerning any income that may be generated from investments in preferred securities.

Response: The Company will make the requested change.

9.         Prospectus – YieldX High Income ETF – Summary Section – Principal Investment Strategies

Staff Comment: Please confirm your understanding that the name of the Fund does not trigger the “Names Rule” under Section 35(d) of the Investment Company Act of 1940, as amended, because the Fund’s strategy supports the name.

Response: The Registrant notes the Fund’s name change to “YieldX Power Saver ETF.”

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bank Global Fund Services at (414) 765-5366.

Very truly yours,

/s/ James G. Shaw

James G. Shaw

Secretary

cc:	Salvatore Faia, The RBB Fund, Inc.

Jillian Bosmann, Faegre Drinker Biddle & Reath LLP